AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2019
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
MXN 750 million Zero Coupon Notes _Tap 8	Borrowing	9-Jan-19	16-Jan-19	9-Feb-32	MXN 250.13	JP Morgan
TRY 8.5 million Zero Coupon Notes _Tap 1	Borrowing	16-Jan-19	24-Jan-19	10-May-21	TRY 5.67	CACIB
EUR 200 million 7 Years Callable Notes	Borrowing	16-Jan-19	1-Feb-19	1-Feb-26	EUR 200.00	JP Morgan
INR 200 million Zero Coupon Notes _Tap 6	Borrowing	21-Jan-19	28-Jan-19	17-May-24	INR 139.10	BNP Paribas
INR 98 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	22-Jan-19	27-Feb-19	28-Feb-22	INR 98.00	CACIB
ZAR 18 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	23-Jan-19	27-Feb-19	28-Feb-23	ZAR 18.00	HSBC
IDR 62.5 billion Fixed Rate Notes	Borrowing	30-Jan-19	1-Mar-19	4-Mar-22	IDR 62,500.00	HSBC
MXN 1.5 billion Zero Coupon Notes _Tap 9	Borrowing	31-Jan-19	7-Feb-19	9-Feb-32	MXN 525.00	JP Morgan
IDR 80 billion Fixed Rate Notes	Borrowing	1-Feb-19	12-Feb-19	12-Feb-20	IDR 80,000.00	BNP Paribas
BRL 20 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	7-Feb-19	15-Feb-19	15-Feb-22	BRL 19.07	Daiwa Capital Markets
BRL 5 million Fixed Rate Notes	Borrowing	8-Feb-19	20-Mar-19	22-Mar-24	BRL 5.00	HSBC
USD 50 million SOFR-Linked Floating Rate Notes	Borrowing	11-Feb-19	19-Feb-19	18-Nov-20	USD 50.00	BMO Capital Markets
JPY 300 million Callable FX-Linked Notes	Borrowing	12-Feb-19	27-Feb-19	1-Feb-34	JPY 300.00	JP Morgan
USD 3 million Fixed Rate Notes	Borrowing	19-Feb-19	14-Mar-19	15-Mar-22	USD 3.00	Societe Generale
ZAR 18 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	20-Feb-19	28-Mar-19	29-Mar-23	ZAR 18.00	CACIB
JPY 100 million Callable Capped FX-Linked Notes	Borrowing	20-Feb-19	13-Mar-19	13-Mar-34	JPY 100.00	Daiwa Capital Markets
EUR 200 million Callable Fixed Rate Notes	Borrowing	20-Feb-19	26-Feb-19	26-Feb-26	EUR 200.00	Merrill Lynch International
AUD 10.562 million Fixed Rate Notes	Borrowing	21-Feb-19	28-Feb-19	28-Feb-24	AUD 10.56	Nomura Inter. Plc
USD 5.859 million Fixed Rate Notes	Borrowing	21-Feb-19	28-Feb-19	28-Feb-24	USD 5.86	Nomura Inter. Plc
NZD 150 million "Light up and Power Africa" Kauri Fixed Rate Notes	Borrowing	21-Feb-19	7-Mar-19	7-Mar-29	NZD 150.00	Daiwa Capital Markets
NZD 2 million Fixed Rate Notes	Borrowing	25-Feb-19	27-Mar-19	28-Mar-24	NZD 2.00	Societe Generale
JPY 3.5 billion Callable FX-Linked Notes	Borrowing	26-Feb-19	14-Mar-19	1-Feb-49	JPY 3,500.00	JP Morgan
INR 250 million Fixed Coupon Notes	Borrowing	27-Feb-19	28-Mar-19	29-Mar-22	INR 250.00	JP Morgan
MXN 500 million Zero Coupon Notes _Tap 10	Borrowing	28-Feb-19	6-Mar-19	9-Feb-32	MXN 177.50	JP Morgan
INR 130 million ''Improve the Quality of Life for the People of Africa'' Zero Coupon Notes	Borrowing	5-Mar-19	11-Apr-19	12-Apr-23	INR 105.89	CACIB
UGX 18.5 billion Fixed Rate Notes _Tap 1	Borrowing	6-Mar-19	19-Mar-19	2-May-20	UGX 18,500.00	JP Morgan
ZMW 155 million Fixed Rate Notes	Borrowing	13-Mar-19	21-Mar-19	21-Mar-22	ZMW 155.00	JP Morgan
ZAR 500 million Zero coupon Notes _Tap 2	Borrowing	14-Mar-19	20-Mar-19	5-Apr-46	ZAR 60.00	JP Morgan
EUR 1 billion Global Fixed Rate Bond	Borrowing	14-Mar-19	21-Mar-19	21-Mar-29	EUR 1,000.00	BAML, BNP, GS & JPM
IDR 14.5 billion Fixed Rate Notes	Borrowing	19-Mar-19	25-Apr-19	26-Apr-22	IDR 14,500.00	CACIB
JPY 800 million "Integrate Africa" Callable Capped FX-Linked Notes	Borrowing	19-Mar-19	28-Mar-19	29-Mar-49	JPY 800.00	Daiwa Capital Markets

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
CHF 350 million Public Domestic Fixed Rate Bond	27-Apr-09	25-Mar-19	20-Jan-19	CHF 350.00
ZAR 150 million Fixed Rate Deep Discount Notes	29-Feb-12	27-Mar-12	27-Mar-19	ZAR 102.38
SEK 1 billion Floating Rate Green Bond	17-Feb-14	24-Feb-14	24-Feb-19	SEK 1,000.00
AUD 250 million Kangaroo Fixed Rate Bond	18-Feb-14	26-Feb-14	26-Feb-19	AUD 250.00
SEK 1 billion Fixed Rate Green Bond	6-Mar-14	12-Mar-14	12-Mar-19	SEK 1,000.00
TRY 122 million Fixed Rate Notes	13-Jan-15	29-Jan-15	28-Jan-19	TRY 122.00
USD 1 billion Global Fixed Rate Bond	24-Feb-16	4-Mar-16	4-Mar-19	USD 1,000.00
USD 85.68 million Fixed Rate Notes	8-Mar-17	22-Mar-17	15-Mar-19	USD 85.68

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
NGN 9.75 billion Fixed Rate Notes	6-Mar-19	8-Mar-19	17-Jan-22	NGN 5,000	Partial (51.28%)	JP Morgan

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
EUR 100 million Callable Fixed Rate Notes	5-Jan-17	16-Jan-17	16-Jan-24	EUR 100	01-Feb-19	JP Morgan
EUR 200 million Callable Notes Fixed Rate Notes	18-Feb-16	26-Feb-16	26-Feb-23	EUR 200	26-Feb-19	Bank of America Merrill Lynch

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 March 2019.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer